UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            _________________________

                                  SCHEDULE 13D
                            _________________________

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                         SHEFFIELD PHARMACEUTICALS, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    82123D408
                                 (CUSIP NUMBER)

                                HANK GRACIN, ESQ.
                               LEHMAN & EILEN LLP
                            MISSION BAY OFFICE PLAZA
                                    SUITE 300
                               20283 STATE ROAD 7
                              BOCA RATON, FL 33498
                                 (561) 237-0804
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATION)

                                OCTOBER 31, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of "240.13d-1(f) or 240.13d(g), check the following box: / /

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ' 24013d-7 for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 82123D408                  13D                       Page 2 of 6 Pages



1.   NAME OF  REPORTING  PERSON,  I.R.S.  IDENTIFICATION  NO.  OF ABOVE  PERSON:
     Nicholas Stergis

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
     (a) / /
     (b) /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E): / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

7.   SOLE VOTING POWER:              4,065,876 shares

8.   SHARED VOTING POWER:            0 shares

9.   SOLE DISPOSITIVE POWER:         4,065,876 shares

10.  SHARED DISPOSITIVE POWER        0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON: 4,065,876 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13.  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11):             11.70%

14. TYPE OF REPORTING PERSON*: IN

CUSIP NO. 82123D408                  13D                       Page 3 of 6 Pages


Item 1.  Security and Issuer.

         This Statement on Schedule 13D relates to the common shares, $.001 par value (the "Common Shares"), of Sheffield Pharmaceuticals, Inc., a Delaware corporation, with principal executive offices located at 3985 Research Park Drive, Ann Arbor, MI 48108 (the "Issuer").

Item 2.  Identity and Background.

         (a) This Schedule 13D is being filed on behalf of Nicholas Stergis.

             Mr. Stergis is filing this statement pursuant to Rule 13d-1(a) under the Exchange Act of 1934, as amended. By the signature on this Statement, Mr. Kanzer agrees that this Statement is filed on his behalf.

         (b) Mr. Stergis's present occupation is Chief Operating Officer of Pipex Therapeutics, Inc. The principal business address of Mr. Stergis is 3985 Research Park Drive, Ann Arbor MI 48108. Mr. Stergis is a citizen of the United States of America.

         (c) During the last five years, Mr. Stergis has not been convicted in a criminal proceeding.

         (d) During the last five years, Mr. Stergis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Effective October 31, 2006, Pipex Therapeutics, Inc., a Delaware corporation, became a wholly owned subsidiary of the Issuer, when it merged with and into Pipex Therapeutics Acquisition Corp., a wholly owned subsidiary of the Issuer. At the effective time of the merger, every share of Pipex Therapeutics Inc.'s issued and outstanding common shares were cancelled and converted into one common share of the Issuer. As a result, Mr. Stergis acquired 4,065,876 of the Issuer's common shares. All of these shares were initially acquired from Pipex Therapeutics, Inc. in exchange for a cash investment.

CUSIP NO. 82123D408                  13D                       Page 4 of 6 Pages


Item 4.  Purpose of the Transaction.

     Mr. Stergis has purchased the common shares for investment purposes. Mr. Stergis may acquire additional common shares of the Issuer or securities convertible into common shares of the Issuer, or may dispose of the same, through market transactions or otherwise.

     Mr. Stergis does not have any current definite plans or proposals which would relate to or result in:

         (a) the acquisition or disposition of securities of the Issuer other than as herein disclosed;

         (b)  an   extraordinary   corporate   transaction  such  as  a  merger;
reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any changes in the present board of directors or management of the Issuer;

         (e) any material change in the present capitalization or dividend policy of the Issuer; or

         (f) any change in the Issuer's charter or by-laws which may impede the acquisition of control of the Issuer by any person.

     Mr. Stergis, however, in his capacity as a Director of the Issuer, consistently evaluates potential acquisition candidates and capital raising transactions on behalf of the Issuer.



Item 5.  Interest in Securities of the Issuer.

     The only interest in the securities of the Issuer which Mr. Stergis holds are the interests which have been described above in Item 3.

     As of the date hereof, the Issuer has 34,737,717 common shares issued and outstanding.

CUSIP NO. 82123D408                  13D                       Page 5 of 6 Pages


     Mr. Stergis has sole voting power and sole dispositive power over 4,065,876 common shares of the Issuer. As a result, Mr. Stergis beneficially owns approximately 11.70% of the Issuer's outstanding common shares.


         (g) The following transactions in the Issuer's common stock have been effected during the past 60 days by Mr. Stergis:

         None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits

         None.

CUSIP NO. 82123D408                  13D                       Page 6 of 6 Pages


                                   Signatures

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: As of November 17, 2006


/s/Nicholas Stergis
--------------------
   Nicholas Stergis